

October 26, 2011

<u>Via Email</u>
Mr. Anthony Romano
Chief Executive Officer
Charming Shoppes, Inc.
3750 State Road
Bensalem, PA 19020

      Re: **Charming Shoppes, Inc.**
               Form 10-K for Fiscal Year Ended
               January 29, 2011
               Filed March 24, 2011
               File No. 000-07258

Dear Mr. Romano:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ David Link for

               John Reynolds
               Assistant Director